World Headquarters 21680 Haggerty Road, Suite 101 Northville, Michigan 48167 1 248 504 0500 TEL 1 248 348 9734 FAX www.gentherm.com

VIA EDGAR

December 22, 2015

Ms. Cecilia Blye, Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Gentherm Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 0-21810

Dear Ms. Blye:

The following represents the response of Gentherm Incorporated (the “Company”) to your letter dated December 16, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014. For ease of reference, your comment is repeated in italics followed by the Company’s response:

You disclose on page 8 that you supply your products to Hyundai, Volkswagen, BMW, Toyota Motor Corporation, Daimler and Honda. Publicly available information indicates that each of these companies has sold or sells cars or trucks to Syria and/or Sudan. We also are aware of recent news articles reporting that you supply climate control sleep system technology to a company in Dubai which sells its products in the Middle East. Syria, located in the Middle East, and Sudan, which can be understood to be included in references to the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements, including whether the referenced companies incorporate your products or technology into products they sell in Syria or Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to those countries, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

The Company designs, manufactures and sells thermal management and power generation products, primarily to the automotive industry. The largest portion of the Company’s revenue comes from heated, heated and ventilated and heated and cooled automobile seat components that are sold to the world’s largest automobile manufacturers and their seat suppliers. A much smaller portion of our revenue comes from the sale of components used to create a heat and cool system in a mattress called the Climate Controlled Sleep System (“CCSS”). While we mainly sell CCSS products to one customer in the United States, we have also sold a very small number of units to a company named Intercoil, operating in the United Arab Emirates. The Company is not aware of any past, current or anticipated contacts with Syria and Sudan (the “Identified Countries”), whether through its subsidiaries, affiliates, distributors or other direct or indirect arrangements. The Company has no way of monitoring where Hyundai, Volkswagen, BMW, Toyota Motor Corporation, Daimler and Honda (the “Identified Companies”) sell their cars and trucks or where Intercoil sells its mattresses containing the Company’s products, and thus has no way of determining whether any products sold to the Identified Companies or Intercoil have been incorporated into cars, trucks, or mattresses sold in the Identified Countries. The Company has not directly or, to its knowledge, indirectly provided any products, components, technology or services to the Identified Countries nor has the Company made any agreements, commercial arrangements or other contracts with the governments of the Identified Countries or entities they control.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response, please call the undersigned at (248) 468-4121.

Sincerely,

/s/ Kenneth J. Phillips

Kenneth J. Phillips

Vice-President and General Counsel

cc:	Daniel R. Coker, President and Chief Executive Officer, Gentherm Incorporated

Barry G. Steele, Vice-President Finance, Chief Financial Officer and Treasurer, Gentherm Incorporated

Roger Schwall, Assistant Director, Division of Corporate Finance, U.S. Securities and Exchange Commission

Jennifer Hardy, Special Counsel, U.S. Securities and Exchange Commission

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